Exhibit 12.1

DANAHER CORPORATION AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ IN THOUSANDS, EXCEPT RATIO DATA)

	2006	2007	2008	2009	2010
Fixed Charges:
Gross Interest Expense	$79,375	$109,702	$130,174	$122,656	$120,775
Interest Element of Rental Expense	12,369	14,804	10,763	13,135	15,162
Interest on FIN 48 liabilities	—	—	—	—	—

Total Fixed Charges	$91,744	$124,506	$140,937	$135,791	$135,937

Earnings Available for Fixed Charges: Earnings from Continuing Operations before income taxes	$1,428,843	$1,637,099	$1,749,307	$1,424,854	$2,319,938
Add Fixed Charges	91,744	124,506	140,937	135,791	135,937
Interest on FIN 48 liabilities	—	—	—	—	—

Total Earnings Available for Fixed Charges	$1,520,587	$1,761,605	$1,890,244	$1,560,645	$2,455,875

Ratio of Earnings to Fixed Charges	16.6	14.1	13.4	11.5	18.1

NOTE: These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from continuing operations (excluding earnings from 50% owned affiliates) before income taxes plus (2) fixed charges, and “fixed charges” consist of (a) interest, whether expensed or capitalized, on all indebtedness, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on FIN 48 liabilities is included in the tax provision in the Company’s Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.

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